LINCOLN
GOLDCORP

350, 885 Dunsmuir Street
Vancouver, BC V6C 1N5
Telephone: 604 688 7377

**NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES**

April 7, 2009 OTCBB: LGCPF

**LINCOLN GOLD CORPORATION ANNOUNCES A JOINT VENTURE WITH INTERNATIONAL ENEXCO ON ITS HANNAH GOLD PROPERTY, CHURCHILL COUNTY, NEVADA.**

Lincoln Gold Corporation ("Lincoln") announces that it has entered into an option and joint venture agreement with International Enexco Ltd. ("Enexco") on its Hannah gold property, located in Churchill County, Nevada. The property consists of 23 unpatented claims on Bureau of Land Management land which has shown anomalous gold values in surface samples and reverse circulation drill holes.

Previous drilling by Lincoln consisted of 11 reverse circulation holes focused on a structural zone within Triassic metavolcanic rocks, and encountered values of up to 3.2 grams per tonne Au over three meters in drilling shallow, oxidized material, as previous noted in our Annual Reports and shown on our website. Untested targets remain along strike and elsewhere on the property. The property is situated just west of the Jessup project of Rye Patch Gold Corp. and east of the Fireball Ridge property of AuEx Ventures.

The Agreement calls for Enexco to complete a work program, which includes 2,400 meters of drilling in 12 holes, in order to earn a 60% interest in the property. Enexco plans to mobilize one of its company-owned drills to the property and commence drilling in May of this year.

Mr. Jeffrey Wilson, Lincoln's Vice-President and Chief Operating Officer and a Qualified Person under National Instrument 43-101, supervised the preparation of this news release.

On March 31, 2009 Lincoln announced that it is proceeding with a merger with LPT Capital Ltd. ("LPT") by way of a Plan of Arrangement. M Partners Inc of Toronto has been engaged to act a lead agent in a best efforts private placement to raise gross proceeds of up to $4.5 million in connection with the merger.

**LINCOLN GOLD CORP.**

"Paul Saxton"

President and CEO